3Q23 Investor Presentation

October 18, 2023





United

United Community Banks, Inc.

Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to potential benefits of the First National Bank of South Miami merger, and the strength of our pipelines and their ability to support business growth across our markets and our belief that our high-quality balance sheet and business mix will support strong performance regardless of future economic conditions. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the First National Bank of South Miami acquisition and other acquisitions may not be realized or take longer than anticipated to be realized, (2) disruption of customer, supplier, employee or other business partner relationships as a result of these acquisitions, (3) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to these acquisitions, (4) the risks relating to the integration of First National Bank of South Miami's and other acquired banks' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (5) the risks associated with United's pursuit of future acquisitions, (6) the risk associated with expansion into new geographic or product markets, and (7) general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.



Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.



United Community Banks, Inc.



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
TN
NC
SC
GA
CLARKSVILLE
NASHVILLE
JACKSON
MEMPHIS
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
GREENVILLE
WILMINGTON
HUNTSVILLE
FLORENCE
MYRTLE BEACH
ATHENS
COLUMBIA
BIRMINGHAM
ATLANTA
AUGUSTA
TUSCALOOSA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
MOBILE
VALDOSTA
TALLAHASSEE
JACKSONVILLE
ORLANDO
TAMPA
SARASOTA
FORT LAUDERDALE
NAPLES
MIAMI

Premier Southeast Regional Bank – Committed to Service Since 1950

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 197 branches, 8 LPOs, and 3 MLOs across six Southeast states; Top 10 market share in GA and SC

Extended Navitas and SBA Markets

- ✓ Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment finance provider
- ✓ SBA business has both in-footprint and national business (4 specific verticals)

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$26.9
BILLION IN TOTAL ASSETS

$5.1
BILLION IN AUA

12.6%
TIER 1 RBC

$0.23
QUARTERLY DIVIDEND – UP 5% YOY

205
BANKING OFFICES ACROSS THE SOUTHEAST

Nine-time winner of the J.D. Power award that ranked us
#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast

$18.2
BILLION IN TOTAL LOANS

$22.9
BILLION IN TOTAL DEPOSITS

AMERICA’S BEST BANKS
in 2023 for the ninth consecutive year – Forbes

WORLD’S BEST BANKS
in 2023 for four of the last five years – Forbes

AMERICA’S MOST TRUSTWORTHY COMPANIES
in 2023 and #2 in the banking industry - Newsweek

BEST BANKS TO WORK FOR
in 2022 for the sixth consecutive year – American Banker

3Q23 Highlights

$0.39
Diluted earnings per share – GAAP

$0.45
Diluted earnings per share – operating[1]

0.68%
Return on average assets – GAAP

0.79%
Return on average assets – operating[1]

1.44%
PTPP return on average assets – operating[1]

2.03%
Cost of deposits

30%
DDA / Total Deposits

5.32%
Return on common equity – GAAP

9.03%
Return on tangible common equity – operating[1]

5.4%
Annualized 3Q EOP core loan growth, excluding First National Bank of South Miami ("FNBSM") & TN branches sale

61.3%
Efficiency ratio – GAAP

57.4%
Efficiency ratio – operating[1]

5.6%
Annualized 3Q EOP deposit growth, excluding FNBSM, TN branches sale & brokered deposits

Other 3Q notable items:
$2.3 mm unrealized loss on equity investments
$1.1 mm MSR write-up

Diluted Earnings Per Share



Return on Average Assets



Book Value Per Share



PTPP Return on Average Assets



(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance



Footprint Focused on High-Growth MSAs in Southeast

Top 10 MSAs - % of Total Deposits



Myrtle Beach, SC
2.0%
Charlotte, NC
2.1%
Orlando, FL
2.3%
Knoxville, TN
2.8%
Gainesville, GA
3.2%
Raleigh, NC
3.7%
Miami, FL
5.3%
Nashville, TN
5.4%
Greenville, SC
8.8%
Atlanta, GA
21.9%

Fastest Growing Major Southeast MSAs (1)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Raleigh, NC	3.73%	7.40	11.77
2) Jacksonville, FL	0.52%	6.89	14.35
3) Orlando, FL	2.31%	6.35	10.63
4) Nashville, TN	5.43%	6.12	12.44
5) Charlotte, NC	2.07%	5.80	14.66
6) Tampa, FL	0.12%	5.19	11.68
7) Atlanta, GA	21.85%	4.68	14.16
8) Richmond, VA	--	3.88	12.78
9) Washington, DC	--	2.72	11.66
10) Virginia Beach, VA	--	2.25	14.75
11) Miami, FL	5.30%	1.95	10.76
12) Birmingham, AL	0.73%	1.60	10.87

UCBI MSA Presence

Fastest Growing Mid-Sized Southeast MSAs (2)	UCBI's % of Total Deposits	'23 – '28 Proj. Pop. Growth %	'23 – '28 Proj. HHI. Growth %
1) Myrtle Beach, SC	2.04%	9.38	12.44
2) Winter Haven, FL	--	9.37	9.14
3) Fort Myers, FL	--	8.93	11.31
4) Sarasota, Fl	0.18%	7.73	12.11
5) Port St. Lucie, FL	0.12%	7.53	11.74
6) Fayetteville, AR	--	6.99	10.18
7) Daytona Beach, FL	--	6.56	10.27
8) Charleston, SC	1.10%	6.32	14.65
9) Huntsville, AL	1.71%	5.93	16.50
10) Melbourne, FL	0.11%	5.29	11.06
11) Greenville, SC	8.81%	4.74	12.63
12) Pensacola, FL	--	4.62	9.92
13) Durham, NC	--	4.52	13.77
14) Knoxville, TN	2.75%	4.10	11.62
15) Columbia, SC	0.21%	3.59	13.59

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



Outstanding Deposit Franchise

3Q23 Total Deposits $22.9 billion



Strong Customer Deposit Growth

✓ Total deposits were up $606 million in 3Q23 from 2Q23

✓ Excluding FNBSM ($829 million), the TN branches sale ($110 million) and brokered deposits (paid down $427 million), total deposits were up $314 million, or 5.6% annualized from 2Q23

Total Deposit Beta



Competitive Market Pricing Drove Funding Costs Higher

✓ 38% cumulative deposit beta since 4Q21, as cost of deposits moved to 2.03% from 1.64% in 2Q23

✓ DDA% moved to 30% of total deposits from 31% last quarter, as customers moved funds to MMDA and CDs

• MMDA increased to 25% of total deposits from 23% last quarter



Deposit Trends

3Q23 Total Deposits $22.9 billion



$ in billions

- ✓ Paid down brokered funding of $427 million and sold two TN branches with $110 million in deposits in 3Q23
- ✓ Deposits are granular with a $33 thousand average account size and are diverse by industry and geography
- ✓ Business deposits of $8.5 billion and personal deposits of $11.0 billion in 3Q23

Deposit Mix Shift



Customer Deposit Granularity



$ actual



Well-Diversified Loan Portfolio

$ in billions



3Q23 Total Loans $18.2 billion

- Manufactured Housing **2%**
- Residential Construction **3%**
- Home Equity **5%**
- Residential Mortgage **17%**
- Other Consumer **1%**
- CRE **21%**
- Commercial Construction **10%**
- C&I **41%**



- Equipment Financing **21%**
- Commercial & Industrial **34%**
- Owner Occupied CRE **45%**

Quarter Highlights

✓ Loans increased $241 million, or 5.4% annualized, excluding FNBSM and the TN branches sale

✓ Construction & CRE ratio as a percentage of total RBC = 78% / 210%

✓ Top 25 relationships totaled $742 million, or 4.1% of total loans

✓ SNCs outstanding of $309 million, or 1.7% of total loans

✓ Project lending limit of $32 million

✓ Conservative relationship lending limits driven by risk grades



Balance Sheet Strength – Liquidity and Capital

Loans / Deposits %



- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ Customer deposit growth and the sale of FNBSM's securities portfolio provided funding for loan growth and to pay down brokered funding
- ✓ $5.7 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ FHLB borrowings remained at zero in 3Q23

Tangible Common Equity / Tangible Assets %



Common Equity Tier 1 RBC %*



*3Q23 regulatory capital ratios are preliminary



Capital

Risk-Based Capital Ratios



Tangible Book Value Per Share



- ✓ 3Q23 regulatory risk-based capital ratios decreased an average of 9 bps from 2Q23 due to the closing of FNBSM

- ✓ The leverage ratio increased 10 bps to 9.69%, as compared to 2Q23

- ✓ Quarterly dividend of $0.23 per share, an increase of 5% YOY

- ✓ Repurchased 244,012 preferred shares at an average price of $20.83 during 3Q23

- ✓ Net unrealized securities losses in AOCI increased by $27 million to $346 million in 3Q23
  - AFS securities portfolio of $3.2 billion with a 2.7-year duration

- ✓ TCE% of 8.18% decreased 3 bps from 2Q23



Net Interest Revenue / Margin[1]

$ in millions

Net Interest Revenue & Net Interest Margin



- ✓ Net interest revenue increased $2.3 million from 2Q23
- ✓ Net interest margin decreased 13 bps from 2Q23, primarily driven by increased deposit costs
- ✓ Core net interest margin of 3.15%, which excludes purchased loan accretion
- ✓ Purchased loan accretion totaled $5.6 million and contributed 9 bps to the margin, up from 7 bps in 2Q23
- ✓ Excluding FNBSM, approximately $5.6 billion or 32% of total loans are floating rate with another $2.4 billion that will adjust beyond one year

3Q23 NIM Compression



Yields & Costs



(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes purchased loan accretion



Noninterest Income

$ in millions



Linked Quarter

✓ Noninterest income was down $4.4 million

- 3Q23 decrease mainly due to the absence of a one-time gain on the sales of assets in 2Q23
- Excluding FNBSM, service charges increased 3.7% from 2Q23
- Brokerage and wealth management fees increased 4.1% from 2Q23, excluding FNBSM
- $425,000 decrease in mortgage fees; MSR gain virtually flat at $1.1 million
- $383,000 increase in gains on SBA and Navitas loan sales
  - $1.5 million in 3Q gains on $26.4 million of SBA loans sold
  - $1.1 million in 3Q gains on $37.7 million of equipment finance loan sales

Year-over-Year

✓ Noninterest income was up marginally

- Mortgage rate locks of $304 million in 3Q23 compared to $456 million in 3Q22



Disciplined Expense Management

Efficiency Ratio %



- ✓ The GAAP efficiency ratio increased compared to last quarter

- ✓ On an operating basis, the efficiency ratio increased as solid expense control, adjusted for FNBSM, was more than offset by the impact of NIM pressure

Noninterest Expense $



- ✓ Total operating expenses increased by $6.5 million, or 5.1%, quarter over quarter, mostly due to the operating expenses of FNBSM, which closed on July 1



Credit Quality



- ✓ 3Q23 net charge-offs of $26.6 million, or 0.59% of average loans, annualized
  - The previously disclosed loss of $19 million on the 8.7% participation in a $218.5 million nationally syndicated credit was attributable to 0.42% of the 0.59% NCOs
- ✓ Non-performing assets improved $12.9 million during the quarter and were 0.50% of total loans, an improvement of 10 bps from 2Q23, driven primarily by the charge-off of the nationally syndicated loan
- ✓ Higher risk loans, defined as special mention plus substandard accruing, increased 0.2% from 2Q23 to 2.9% but were down 0.3% YOY

Non-Performing Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans





15

Allowance for Credit Losses



Allowance for Credit Losses (ACL) Walk-Forward

($000)

2Q23 ACL	Loan Growth	NCOs	Specific Reserve	Model Impact	First Miami Day 1 PCD Credit Allowance	First Miami Day 2 Non-PCD Double Dip	3Q23 ACL
$212,277	$2,236	($26,638)	$1,455	$22,571	$3,718	$4,005	$219,624

✓ The 3Q23 reserve increase of $7.3 million was primarily due to the addition of FNBSM



Allowance for Credit Losses (ACL)

	3Q22	4Q22	1Q23	2Q23	3Q23
ACL $	$167	$181	$198	$212	$220
ACL %	1.12%	1.18%	1.16%	1.22%	1.21%

■ ACL - Allowance for Credit Losses $ □ ACL - Allowance for Credit Losses %

✓ ACL reserve levels remain strong at 1.21% of loans, up from 1.12% in 3Q22

Note: ACL includes the reserve for unfunded commitments



3Q23 INVESTOR PRESENTATION
Exhibits



Navitas Performance

$ in millions

Navitas Portfolio



Navitas Loans $ — Portfolio Yield %

Net Charge-Offs & Weighted Average FICO Scores



NCOs % - Navitas — Weighted Average FICO - Total Portfolio

- ✓ Navitas represents 8% of total loans
- ✓ Navitas 3Q23 NCOs of 1.62%, or $6.3 million
- ✓ Navitas ACL / Loans of 1.98%
- ✓ Navitas' $56.7 million Long Haul trucking segment is experiencing stress with $3.2 million in 3Q23 losses
- ✓ We discontinued lending in the Long Haul Trucking segment several quarter ago as slower economic activity drove softness in the space
- ✓ Excluding Long Haul Trucking losses, Navitas' losses were 0.88% of total Navitas loans
- ✓ We are seeing normal trends in the greater portfolio, but are expecting higher Long Haul Trucking losses in the near term as the book runs off



Navitas Portfolio

$ in millions



Top 25 Industries - $1.0 billion	
EATING PLACES	$195.3
PHYSICAL FITNESS FACILITIES	$109.0
OFFICES OF DOCTORS OF MEDICINE	$77.9
BEAUTY SHOPS	$74.6
LOCAL TRUCKING WITHOUT STORAGE	$61.1
LONG HAUL TRUCKING	$56.7
GASOLINE SERVICE STATIONS	$40.6
GENERAL CONTRS-SINGLE FAMILY HOUSES	$33.2
SPECIAL TRADE CONTRACTORS	$32.6
TRANSPORTATION SERVICES	$32.3
MEDSPAS	$31.9
HEALTH & ALLIED SERVICES	$28.8
ORNAMENTAL SHRUB & TREE SERVICES	$25.5
BUSINESS SERVICES	$25.4
EQUIPMENT RENTAL & LEASING	$23.4
NONCLASSIFIED ESTABLISHMENTS	$19.6
EXCAVATION WORK	$19.6
LANDSCAPE COUNSELING & PLANNING	$19.0
GENERAL AUTOMOTIVE REPAIR SHOPS	$17.2
RELIGIOUS ORGANIZATIONS	$17.0
LAWN/GARDEN SERVICES	$16.9
RETAIL BAKERIES	$15.7
REFUSE SYSTEMS	$14.2
MICELLANEOUS RETAIL STORES	$13.5
CHIROPRACTOR OFFICES & CLINICS	$13.3

✓ **Top 25 industries represent $1.0 billion, or 60.8% of the total Navitas portfolio**



Top 25 Equipment Types - $1.4 billion	
FRANCHISE	$273.0
TITLED EQUIPMENT	$266.7
MEDICAL LASER/AESTHETICS	$141.0
GYM/PLAYGROUND EQUIPMENT	$62.9
SOFTWARE	$56.5
CONSTRUCTION	$53.3
INDUSTRIAL EQUIPMENT	$50.8
RESTAURANT EQUIPMENT	$45.4
AUDIO / VISUAL EQUIPMENT	$41.1
LOADERS	$40.5
GAS PUMPS	$38.6
LEASEHOLD IMPROVEMENTS	$34.0
SLEEPER TRUCKS	$29.3
TELEPHONES	$29.3
EXCAVATORS	$27.7
MACHINE TOOLS	$25.4
LIFTS	$23.3
CLOSED CIRUIT SECURITY SYSTEMS	$23.2
FORKLIFTS	$22.3
FURNITURE	$22.1
MEDICAL EQUIPMENT	$21.5
WOODWORKING	$20.1
HAIR OR NAIL SALON EQUIPMENT	$18.8
WIDE FORMAT PRINTER	$16.1
LAWN / LANDSCAPE	$14.2

✓ **Top 25 equipment types represent $1.4 billion, or 83.8% of the total Navitas portfolio**



Shared National Credits Portfolio

$ in millions

Top 10 Industries - $185 million

Residential Remodelers (1) — $12.3

Metal Window and Door Manufacturing (1) — $13.0

Recreational Vehicle Dealers (2) — $13.4

Software Publishers (1) — $15.1

Consumer Lending (1) — $15.5

New Car Dealers (1) — $16.3

Boat Dealers (1) — $20.2

Lessors of Miniwarehouses and Self-Storage Units (1) — $23.0

Marinas (1) — $25.0

Solar Electric Power Generation (3) — $31.6

- ✓ SNC's outstanding total $309 million, or 1.7% of total loans
- ✓ Top 10 industries represent $185 million, or 60% of the total SNC portfolio outstanding
- ✓ Leveraged loans outstanding of $282 million, of which $112 million are SNCs

Note: Number of relationships in parentheses

20



Selected Segments – Office

$ in millions



Investment CRE – Office Outstanding $

3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
$531	$541	$666	$683	$664	$661	$710	$722	$711

✓ Office portfolio is distributed across our Southeastern primary and secondary markets, with very few loans in central business districts

✓ Office portfolio exposure has a small suburban business focus with a significant portion of well-located medical office buildings

✓ Granular portfolio with an average office loan size of $1.3 million and a median loan size of $494,000 as of 3Q23

✓ Office portfolio outstanding totaled $711 million as of 3Q23, or 3.9% of total loans

✓ Top 10 Office commitments total $121 million

✓ Medical office buildings outstanding account for $149 million of the top 100 office loans as of 3Q23, or 32% of the top 100 office loans

✓ As of September 30, $1.4 million Office loans were nonaccruing

✓ As of September 30, $7.5 million, or 1.1% of Office loans outstanding were special mention and $2.7 million, or 0.4% of Office loans outstanding were substandard accruing

Note: Reliant acquisition contributed $138 million of the increase in office loans outstanding from 4Q21 to 1Q22; Progress acquisition contributed $74 million of the increase in office loans outstanding from 4Q22 to 1Q23



Selected Segments – Senior Care

$ in millions



- ✓ Senior Care portfolio outstanding totaled $388 million as of 3Q23, or 2.1% of total loans

- ✓ As of September 30, $28.7 million of Senior Care loans were nonaccruing, a decrease of $3.1 million from 2Q23 (included in substandard)

- ✓ As of September 30, $102.5 million of Senior Care loans were special mention and $73.5 million were substandard accruing

- ✓ Senior care loans account for approximately 39% of special mention and substandard loans



Mortgage Activity Trends

$ in millions



Mortgage Locks & Sales



Mortgage Locks - Purchase vs. Refinance

✓ Rate locks were $304 million compared to $305 million in 2Q23

✓ 34% of locked loans were variable rate mortgages in 3Q23, up from 22% in 2Q23

✓ Sold $108 million loans in 3Q23, down $23 million from $131 million sold in 2Q23

✓ Purchase / Refi mix shifted from 71% / 29% in 3Q22 to 87% / 13% in 3Q23



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q22	4Q22	1Q23	2Q23	3Q23
Expenses					
Expenses - GAAP	$ 112,755	$ 117,329	$ 139,805	$ 132,407	$ 144,474
Merger-related and other charges	(1,746)	(1,470)	(8,631)	(3,645)	(9,168)
Expenses - Operating	$ 111,009	$ 115,859	$ 131,174	$ 128,762	$ 135,306
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.74	$ 0.74	$ 0.52	$ 0.53	$ 0.39
Merger-related and other charges	0.01	0.01	0.06	0.02	0.06
Diluted earnings per share - Operating	0.75	0.75	0.58	0.55	0.45
Book Value per share					
Book Value per share - GAAP	$ 23.78	$ 24.38	$ 25.76	$ 25.98	$ 25.87
Effect of goodwill and other intangibles	(7.26)	(7.25)	(8.17)	(8.15)	(8.17)
Tangible book value per share	$ 16.52	$ 17.13	$ 17.59	$ 17.83	$ 17.70
Return on Tangible Common Equity					
Return on common equity - GAAP	11.02 %	10.86 %	7.34 %	7.47 %	5.32 %
Effect of merger-related and other charges	0.19	0.15	0.81	0.35	0.82
Return on common equity - Operating	11.21	11.01	8.15	7.82	6.14
Effect of goodwill and intangibles	4.39	4.19	3.48	3.53	2.89
Return on tangible common equity - Operating	15.60 %	15.20 %	11.63 %	11.35 %	9.03 %
Return on Assets					
Return on assets - GAAP	1.32 %	1.33 %	0.95 %	0.95 %	0.68 %
Merger-related and other charges	0.02	0.02	0.11	0.05	0.11
Return on assets - Operating	1.34 %	1.35 %	1.06 %	1.00 %	0.79 %



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q22		4Q22		1Q23		2Q23		3Q23	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.32	%	1.33	%	0.95	%	0.95	%	0.68	%
Income tax expense	0.37		0.41		0.29		0.29		0.18	
(Release of) provision for credit losses	0.25		0.33		0.34		0.35		0.45	
Return on assets - pre-tax, pre-provision	1.94		2.07		1.58		1.59		1.31	
Merger-related and other charges	0.03		0.02		0.13		0.06		0.13	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.97	%	2.09	%	1.71	%	1.65	%	1.44	%
Efficiency Ratio										
Efficiency Ratio - GAAP	48.41	%	47.95	%	57.20	%	55.71	%	61.32	%
Merger-related and other charges	(0.75)		(0.60)		(3.53)		(1.54)		(3.89)	
Efficiency Ratio - Operating, excluding PPP fees and MSR marks	47.66	%	47.35	%	53.67	%	54.17	%	57.43	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	11.12	%	11.25	%	11.90	%	11.89	%	11.85	%
Effect of goodwill and other intangibles	(3.01)		(2.97)		(3.36)		(3.31)		(3.33)	
Effect of preferred equity	(0.41)		(0.40)		(0.37)		(0.37)		(0.34)	
Tangible common equity to tangible assets ratio	7.70	%	7.88	%	8.17	%	8.21	%	8.18	%



Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Office
ALLL – Allowance for Loan Losses	MMDA – Money Market Deposit Account
AOCI – Accumulated Other Comprehensive Income (Loss)	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NOW – Negotiable Order of Withdrawal
CET1 – Common Equity Tier 1 Capital	NPA – Non-Performing Asset
CRE – Commercial Real Estate	NSF – Non-sufficient Funds
CSP – Customer Service Profiles	OO RE – Owner Occupied Commercial Real Estate
DDA – Demand Deposit Account	PCD – Loans Purchased with Credit Deterioration
EOP – End of Period	PPP – Paycheck Protection Program
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FHA – Federal Housing Administration	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
IBL – Interest-bearing liabilities	TCE – Tangible Common Equity
ICS – Insured Cash Sweep	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	VA – Veterans Affairs
LPO – Loan Production Office	YOY – Year over Year

